SCHEDULE A

TRANSACTIONS IN THE SECURITIES OF THE ISSUER
DURING THE PAST SIXTY (60) DAYS BY THE REPORTING PERSONS

The following table sets forth all transactions in the Common Stock effected in the past sixty (60) days by the Reporting Persons.

Reporting Person	Trade Date	Shares of Common Stock Sold	Average Price per Share ($)	Type of Sale
Caddis Holdings, LP	03/30/2026	7,000,000.00	4.9286	Open Market
Caddis Holdings, LP	03/30/2026	2,000,000.00	5.3460	Open Market
Caddis Holdings, LP	03/31/2026	1,852,888.00	5.5494	Open Market
Caddis Holdings, LP	03/31/2026	147,112.00	5.4003	Open Market
Caddis Holdings, LP	04/09/2026	1,000,000.00	4.6025	Open Market
Caddis Holdings, LP	04/14/2026	500,000.00	5.2890	Open Market
Caddis Holdings, LP	05/06/2026	2,000,000	5.3800[1]	Transfer to Donor Advised Fund

---

[1] Transfer price was determined based on the midpoint between the high and low trading price of the shares on May 6th, 2026.